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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

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                          DOCUMENT SCIENCES CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

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                                   25614R-10-5
                      (CUSIP Number of Class of Securities)

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                                JOHN L. MCGANNON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          DOCUMENT SCIENCES CORPORATION
                               6339 PASEO DEL LAGO
                               CARLSBAD, CA 92009
                                 (760) 602-1400
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

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                                 WITH A COPY TO:

                                 RONALD S. BEARD
                           GIBSON, DUNN & CRUTCHER LLP
                          JAMBOREE CENTER, 4 PARK PLAZA
                              IRVINE, CA 92614-8557
                                 (949) 451-3800

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third-party tender offer subject to Rule 14d-1.

       [X] issuer tender offer subject to Rule 13e-4.

       [ ] going-private transaction subject to Rule 13e-3.

       [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        Document Sciences Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed on February 16, 2001 (the "Schedule TO"), as subsequently amended from time to time, with respect to its offer to purchase up to 6,000,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.001 per share (the "Shares"), at a purchase price of $2.00 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), a copy of which was previously filed as Exhibit (a)(1)(A), and the related Letter of Transmittal (the "Letter of Transmittal"), previously filed as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1-11.

        The Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to all items of the Schedule TO, is hereby amended and supplemented as follows:

        1. The second paragraph under the heading "Odd Lots" in Section 1 of the Offer to Purchase is deleted in its entirety and the following paragraph is added in its place:

        "While Document Sciences previously reserved the right to purchase all shares properly tendered by stockholders who, as a result of proration, would then own beneficially or of record an aggregate of less than 100 shares, Document Sciences will not purchase such shares. Instead, Document Sciences will purchase all shares properly tendered by stockholders who own beneficially or of record less than 100 shares before taking into account proration, in compliance with Rule 13e-4(f)(3) of the Exchange Act."

        2. The following text is added immediately after the first paragraph under the heading "Acceptance for Payment and Payment for Shares" in Section 3 of the Offer to Purchase:

        "Notwithstanding the above reservation, Document Sciences will promptly pay for or return the shares tendered following expiration of the offer in compliance with Rule 14e-1(c) of the Exchange Act."

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 28, 2001

                                               DOCUMENT SCIENCES CORPORATION

                                               By: /s/ John L. McGannon
                                                   -----------------------------
                                                   Name: John L. McGannon
                                                   Title: President and Chief
                                                          Executive Officer




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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
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(a)(1)(A) *    Offer to Purchase dated February 16, 2001.

(a)(1)(B) *    Letter of Transmittal.

(a)(1)(C) *    Notice of Guaranteed Delivery.

(a)(1)(D) *    Letter from the Information Agent to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

(a)(1)(E) *    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.

(a)(1)(F) *    Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(1)(G) *    Press Release dated February 16, 2001 (included in the Schedule
               TO-C filed by Document Sciences Corporation with the Securities and Exchange Commission on February 16, 2001).

(b)            Not applicable.

(d) * Letter Agreement between the Company and Xerox Corporation relating to the tender of Xerox's Shares and granting the Company an option to purchase up to an additional 2,000,000 Shares after expiration of the Offer.

(g)            Not applicable.

(h)            Not applicable.


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*  Previously filed.